B CAPITAL TECHNOLOGY OPPORTUNITIES CORP.
10 Hudson Yards
New York, NY 10001

May 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Trade and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	B Capital Technology Opportunities Corp.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333- 253319

Ladies and Gentlemen:

On February 19, 2021, B Capital Technology Opportunities Corp. (the “Company”) initially filed Registration Statement No. 333-253319 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at B Capital Technology Opportunities Corp., Attention: Raj Ganguly, 10 Hudson Yards, New York, NY 10001, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Christopher J. Capuzzi, 1211 Avenue of the Americas, New York, NY 10036-8704.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Christopher J. Capuzzi at (212) 596 9575 or Christopher.Capuzzi@ropesgray.com.

Sincerely,

B Capital Technology Opportunities Corp.

/s/ Raj Ganguly
Name:	Raj Ganguly
Title:	Chief Executive Officer

cc:    Paul D. Tropp (Ropes & Gray LLP)
Christopher J. Capuzzi (Ropes & Gray LLP)